November 27, 2018

Ban Lor
Chief Executive Officer
Powerbridge Technologies Co., Ltd.
1st Floor, Building D2, Southern Software Park
Tangjia Bay, Zhuhai, Guangdong 519080, China

       Re: Powerbridge Technologies Co., Ltd.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted November 6, 2018
           CIK No. 0001754323

Dear Mr. Lor:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Our Business, page 1

1. We note your response to comment 4. We note you have disclosed the percentage of total revenue that each source contributed for fiscal 2017 and 2016. Please disclose comparable information for the six months ended June 30, 2018 and 2017. Ban Lor
FirstName LastNameBan Lor Ltd.
Powerbridge Technologies Co.,
Comapany 27, 2018
November NamePowerbridge Technologies Co., Ltd.
November 27, 2018 Page 2
Page 2
FirstName LastName
2. We note your response to comment 5. Please tell us how you are defining and calculating
         "historically accumulated" customers for purposes of your disclosure and revise your disclosure as necessary to reconcile how, on the one hand, you had 692 revenue-
         generating logistics customers for the fiscal year ended December 31, 2016 and 627 for the fiscal year ended December 31, 2017, but on the other hand, you had accumulated only 270 logistics customers as of the date of the prospectus.
3. Please revise the second to last paragraph discussing revenue generating customers to provide comparable information for the six months ended June 30, 2018. Please also balance your disclosure by clarifying that a significant portion of your revenue comes from a small number of major customers, and please describe the categories of such major customers so that investors can appreciate the significance of the disclosed customer data.


Use of Proceeds, page 39

4. We note your response to comment 10. Please revise the fifth paragraph to quantify the estimated net proceeds that may be loaned or contributed to your PRC subsidiary without additional registration or approval.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 53

5. We note your revised disclosure on page 54 in response to comment 12. Please address the following:

             Please revise to disclose the portion of your accounts payable balance that relates to suppliers whose payments are due when you receive payments from your customers;

             Explain why suppliers would agree to payment terms based on when you receive payments from your customers, considering the length of your contracts and the complicated government approval process for payments. Tell us your obligation to the extent you do not receive payment from your customers. Also, tell us whether your obligation to pay your suppliers is dependent on the acceptance by your customer;
             and

             Please clarify the disclosure that you have never entered into any long-term financing arrangement with your suppliers. In this regard, we note that your application development services may extend over a period of time up to three years and a significant portion is billed to your customers in the last phase upon completion of the project.
 Ban Lor
FirstName LastNameBan Lor Ltd.
Powerbridge Technologies Co.,
Comapany 27, 2018
November NamePowerbridge Technologies Co., Ltd.
November 27, 2018 Page 3
Page 3
FirstName LastName
6. We note your response to comment 13 that you do not believe an aging analysis is necessary because the unbilled accounts receivable represent a significant portion of the accounts receivable balance. Provide us with and tell us how you considered disclosure of an aging analysis of billed accounts receivable as of each balance sheet date to highlight any trends and uncertainties with respect to liquidity. Please include in your analysis the amount of unbilled accounts receivable related to contracts where the customer is past due on their billed accounts receivable.
7. In your response to comment 17, you indicate that it could take extra time for your customers to pay off receivables balances due to the complicated government approval process for payments. You also note that by increasing communication with your customer and improved collections efforts, you believe you will be able to successfully collect the balances. Please revise your discussion of liquidity to provide further insight into these material trends and their impact on your accounts receivables for each period presented. Also, please discuss the complicated government approval process for payments in the related risk factor at the top of page 14.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-12

8. You indicate in response to comment 18 that your arrangements do not fall within the scope of software revenue recognition guidance of ASC 985-605. Explain the nature of your application development services, and tell us how you considered the guidance in
         ASC 985-605-15-3(e) indicating that arrangements to deliver a software system, either alone or together with other products or services that require significant production, modification or customization of software are within the scope of ASC 985-605. In this regard, we note that you are a provider of software application and technology solutions and services that are built from your multiple proprietary technology platforms, including the Powerbridge System Platform, from which you generate your application development services revenue. Clarify whether the application you deliver as part of your application development services is a software system.
9. We note your response to comment 17. For your customer arrangements that are billed in phases, please disclose your typical payment terms for both amounts billed during the contract term and amounts billed upon contract completion. In addition, please address the following in relation to your assessment that collectability is reasonably assured and the fee is fixed or determinable:

             Tell us whether your right to payment is dependent on the customer acceptance provisions;

             Tell us whether, and if so, how, the complicated government approval process is initially considered in your negotiated payment terms;
 Ban Lor
FirstName LastNameBan Lor Ltd.
Powerbridge Technologies Co.,
Comapany 27, 2018
November NamePowerbridge Technologies Co., Ltd.
November 27, 2018 Page 4
Page 4
FirstName LastName
             Tell us whether you have subsequently modified the negotiated payment provisions, for example, as a result of the complicated government approval process;

             Explain how the typical payments terms result in most of your collections completed in the second half of the year, as noted from your disclosure in the last paragraph on page 53; and

             Tell us when the amounts included in your accounts receivable balance as of
             December 31, 2017 were actually collected in relation to the negotiated payment terms.
10. We note your revised disclosure in response to comment 16 indicating that your contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term and a significant portion of the contract amount usually is billed upon the completion of the related projects. Explain why the billing terms were negotiated in this manner. As part of your response, tell us whether the billing terms indicate that the final act of completing the project is so significant in relation to the overall transaction that the transfer of value to the customer only takes place when the final act is completed and the completed performance model should be used to recognize revenue. In this regard, we note that a significant portion of the contract amount usually does not become billable until completion and customer acceptance is generally required upon delivery of application development services.
11. You indicate on page 55, in response to comment 12, that 59.4% of unbilled accounts receivable were due from four major customers with contracts that were substantially or fully completed as of December 31, 2017. Tell us more specifically why these amounts had not been billed as of December 31, 2017, considering that your customers generally agreed to pay in multiple phases throughout the contract term and a significant portion of the contract amount is billed in the last phase upon completion of the related project.
Notes to Consolidated Financial Statements
Note 3 - Accounts receivable, net, page F-21

12. We note your response to comment 19 that all of your billed and unbilled receivables are expected to be billed and collected within one year. We also note from your disclosure on page 55 that your accounts receivable turnover was 329 days for the six months ended
         June 30, 2018 and only 70% of your unbilled accounts receivable balance as of December
         31, 2017 were collected or confirmed to be collected prior to December 31, 2018. Tell us how you have concluded that both your billed and unbilled receivables will be billed and collected within one year.
 Ban Lor
Powerbridge Technologies Co., Ltd.
November 27, 2018
Page 5


        You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Melissa Walsh, Staff
Accountant, at 202-551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field, Attorney-Advisor, at 202-551-3680 or Dietrich King, Attorney-Advisor, at 202-551-8071 with any other questions.



                                                          Sincerely,
FirstName LastNameBan Lor
                                                          Division of
Corporation Finance
Comapany NamePowerbridge Technologies Co., Ltd.
                                                          Office of Information
Technologies
November 27, 2018 Page 5                                  and Services
FirstName LastName